

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 28, 2010

Mr. Manuel D. Medina
Chairman, President and Chief Executive Officer
Terremark Worldwide, Inc.
2 South Biscayne Blvd., Suite 2900
Miami, FL 33131

> **RE:** **Terremark Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 9, 2009, as amended July 29, 2009**
> **Forms 10-Q for the Quarterly Periods Ended June 30, 2009 and**
> **September 30, 2009**
> **Filed August 11, 2009 and November 9, 2009**
> **File No. 000-21507**

Dear Mr. Medina:

We have reviewed your filings and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 48

1. It is unclear why you have included disclosure regarding the May 2009 transaction with VMWare Bermuda Limited was disclosed under Item 13 of your Form 10-K. If this transaction involved a related person, please provide all disclosures required by Item 404(a) in future filings.

2. We note that in your Form 10-K as initially filed on June 9, 2009, you did not include all disclosures required by Item 13 of Form 10-K regarding director independence, nor did you specifically incorporate these disclosures by reference to your proxy statement. In future filings, please include all required disclosures or specifically incorporate these disclosures by reference to your proxy statement. See Item 13 of Form 10-K and Item 407(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Part 2, Item 6. Exhibits

3. We also note that you filed two Current Reports on Form 8-K on June 18, 2009 and June 29, 2009 in which you disclose an offering of senior secured notes. The agreements relating to your offering were filed as exhibits to your Forms 8-K. These agreements, however, were not filed as exhibits to your Form 10-Q for the quarterly period during which you entered into the agreements. In future filings, please re-file these agreements, including all exhibits and schedules, as exhibits to your periodic reports. See Item 601(a)(4) of Regulation S-K.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director